UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________
FORM 6-K
_______________________
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
Date: August 8, 2019
Commission File Number: 001-37946
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Algonquin Power & Utilities Corp.
(Translation of registrant’s name into English)
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354 Davis Road
Oakville, Ontario, L6J 2X1, Canada
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F □    Form 40-F ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): □

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): □

Exhibits 99.1, 99.2 and 101 to this Report on Form 6-K are hereby incorporated by reference into Algonquin Power & Utilities Corp.’s Registration Statements on Forms F-3 (File Nos. 333-220059 and 333-227246), Forms F-10 (File Nos. 333-216616 and 333-227245) and Forms F-8 (File Nos. 333-177418, 333-213648, 333-213650, 333-218810 and 333-232012).

EXHIBIT INDEX
The following exhibits are filed as part of this Form 6-K:

Exhibit	Description
99.1	Unaudited Financial Statements for the quarter ended June 30, 2019
99.2	Management's Discussion & Analysis for quarter ended June 30, 2019
99.3	Certification of Chief Executive Officer
99.4	Certification of Chief Financial Officer
99.5	Earnings Press Release for the quarter ended June 30, 2019
99.6	Q3 2019 Common Share Dividend Press Release
99.7	Q3 2019 Preferred Share Dividend Press Release
101.INS	XBRL Instance Document
101.SCH	XBRL Schema Document
101.CAL	XBRL Calculation Linkbase Document
101.DEF	XBRL Definition Linkbase Document
101.LAB	XBRL Label Linkbase Document
101.PRE	XBRL Presentation Linkbase Document

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALGONQUIN POWER & UTILITIES CORP.
(registrant)

Date: August 8, 2019	By: (signed) "David Bronicheski"
Name: David Bronicheski
Title: Chief Financial Officer